SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Mirati Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
60468T105
(CUSIP Number)
Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,534,249*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,534,249*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,534,249*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	This number includes 332,809 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant.
**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,534,249*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,534,249*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,534,249*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This number includes 332,809 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant.
**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
287,866

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
287,866

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
287,866

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Lockend Five, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
203,754

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
203,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
203,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
8,127,477*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
8,127,477*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,127,477*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
This number includes (i) 3,578,036 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant and (ii) 1,413,475 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn November 2017 Warrant.

**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,517

	8	SHARED VOTING POWER
287,866

	9	SOLE DISPOSITIVE POWER
47,517

	10	SHARED DISPOSITIVE POWER
287,866

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
335,383

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
Shehan B. Dissanayake

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
203,754

	9	SOLE DISPOSITIVE POWER
203,754

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
203,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
Christopher Fuglesang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,518

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
30,518

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,518

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,661,726*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,661,726*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
This number includes (i) 332,809 shares of Common Stock that Boxer Capital has the right to acquire pursuant to the Boxer November 2017 Warrant, (ii) 3,578,036 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant and (iii) 1,413,475 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn November 2017 Warrant.

**	See Item 5.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 11 of 16 Pages

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the statement on Schedule 13D filed on November 4, 2013 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis, as amended by Amendment No. 1 filed on February 2, 2015, Amendment No. 2 filed on September 18, 2015, Amendment No. 3 filed on January 6, 2016 (“Amendment No. 3”), Amendment No. 4 filed on January 15, 2016 (“Amendment No. 4”), Amendment No. 5 filed on March 17, 2016, Amendment No. 6 filed on June 8, 2016, Amendment No. 7 filed on June 24, 2016, Amendment No. 8 filed on September 28, 2016, Amendment No. 9 filed on January 10, 2017, Amendment No. 10 filed on January 30, 2017, Amendment No. 11 filed on June 27, 2017, Amendment No. 12 filed on November 20, 2017, Amendment No. 13 filed on May 23, 2019, Amendment No. 14 filed on July 19, 2019, Amendment No. 15 filed on February 14, 2020 and Amendment No. 16 filed on November 2, 2020. Amendment No. 3 was an original filing for Braslyn Ltd. (“Braslyn”). Amendment No. 4 was an original filing for Aaron I. Davis, Shehan B. Dissanayake, Christopher Fuglesang and Ivan M. Lieberburg. Amendment No. 16 was an original filing for Lockend Five, LLC (“Lockend Five”). There has ceased to be any basis on which Mr. Lieberburg may be required to jointly file on Schedule 13D with the other Reporting Persons regarding the Issuer. Boxer Capital, Boxer Management, MVA Investors, Braslyn, Lockend Five, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake and Christopher Fuglesang are collectively referred to herein as the “Reporting Persons.” The Original Filing, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 17. Capitalized terms used and not defined in this Amendment No. 17 have the meanings set forth in the Original Filing, as amended.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by the addition of the following:
On August 11, 2023, MVA Investors purchased 57,533 shares of Common Stock in an underwritten offering of Common Stock by the Issuer for $27.80 per share (the “Offering”), for an aggregate consideration of $1,599,417.40, from cash on hand. Boxer Capital purchased 1,201,440 shares of Common Stock in the Offering for an aggregate consideration of $33,400,032, from cash on hand.
Item 4. Purpose of Transaction.
Item 4 is hereby amended by incorporating the disclosure made in Item 3 of this Amendment No. 17.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
Based on 73,333,183 shares of Common Stock outstanding, which is the sum of (i) 68,008,863 shares of Common Stock reported to be outstanding following the completion of the Offering according to the Issuer’s Prospectus Supplement filed with the SEC on August 9, 2023, (ii) 332,809 shares of Common Stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer November 2017 Warrant, (iii) 3,578,036 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn 2017 Warrant and (iv) 1,413,475 shares of Common Stock that Braslyn has the right to acquire pursuant to the Braslyn November 2017 Warrant.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,231,381 shares of Common Stock, representing 16.7% of the Issuer’s outstanding Common Stock.
 Boxer Capital and Boxer Management beneficially own 3,534,249 shares of Common Stock, which represents 4.8% of the Issuer’s outstanding Common Stock. Braslyn beneficially owns 8,127,477 shares of Common Stock, which represents 11.1% of the Issuer’s outstanding Common Stock. Joe Lewis beneficially owns 11,661,726 shares of Common Stock, which represents 15.9% of the Issuer’s outstanding Common Stock. MVA Investors beneficially owns 287,866 shares of Common Stock, which represents 0.4% of the Issuer’s outstanding Common Stock. Aaron I. Davis beneficially owns 335,383 shares of Common Stock, which represents 0.5% of the Issuer’s outstanding Common Stock. Lockend Five and Shehan B. Dissanayake beneficially own 203,754 shares of Common Stock which represents 0.3% of the Issuer’s outstanding Common Stock. Christopher Fuglesang beneficially owns 30,518 shares of Common Stock, which represents less than 0.1% of the Issuer’s outstanding Common Stock.

CUSIP No.: 60468T105	SCHEDULE 13D/A	Page 11 of 16 Pages

 (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:
(i) Sole power to vote or to direct the vote:
 Aaron I. Davis has the sole power to vote 47,517 shares of Common Stock. Christopher Fuglesang has the sole power to vote 30,518 shares of Common Stock.
(ii) Shared power to vote or to direct the vote:
 Boxer Capital and Boxer Management have shared voting power with respect to 3,534,249 shares of Common Stock. Braslyn has shared voting power with respect to 8,127,477 shares of Common Stock. Joe Lewis has shared voting power with respect to 11,661,726 shares of Common Stock. MVA Investors and Aaron Davis have shared voting power with respect to 287,866 shares of Common Stock. Shehan B. Dissanayake and Lockend Five have shared voting power with respect to 203,754 shares of Common Stock.
(iii) Sole power to dispose or to direct the disposition of:
 Aaron I. Davis has the sole power to dispose of 47,517 shares of Common Stock. Christopher Fuglesang has the sole power to dispose of 30,518 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of:
 Boxer Capital and Boxer Management have shared dispositive power with respect to  3,534,249 shares of Common Stock. Braslyn has shared dispositive power with respect to 8,127,477 shares of Common Stock. Joe Lewis has shared dispositive power with respect to 11,661,726 shares of Common Stock. MVA Investors and Aaron Davis have shared dispositive power with respect to 287,866 shares of Common Stock. Shehan B. Dissanayake and Lockend Five have shared dispositive power with respect to 203,754 shares of Common Stock.
(c) Other than as described herein, the Reporting Persons have not engaged in any transaction in the Common Stock in the past 60 days.
(d) Other than as described herein and except as may result from indirect interests of investors in Boxer Capital and MVA Investors, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
Item 7. Material to Be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated August 15, 2023 among Boxer Capital, Boxer Management, Braslyn, MVA Investors, Lockend Five, Joe Lewis, Aaron I. Davis, Shehan B. Dissanayake and Christopher Fuglesang.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 15, 2023
BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
Name:	Paul Higgs
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

LOCKEND FIVE, LLC

By:	/s/ Greg Miller
Name:	Greg Miller
Title:	Manager

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

SHEHAN B. DISSANAYAKE

By:	/s/ Shehan B. Dissanayake
Shehan B. Dissanayake, Individually

CHRISTOPHER FUGLESANG

By:	/s/ Christopher Fuglesang
Christopher Fuglesang, Individually